UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70598

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FirstEurope, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 E. 84th Street, Suite 2-B
(No. and Street)

New York	New York	10028
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert-Joseph Davis	717-877-3197	roberto@thefirsteurope.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony H. Mannara, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FirstEurope, LLC, as of 22 February, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President/CEO

[signature]
Notary Public

LUKE JAMES FAILLA
Notary Public - State of New York
NO. 01FA6230409
Qualified in New York County
My Commission Expires Jun 5, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents
FirstEurope, LLC
January 1, 2022- December 31, 2022

1. Report of Independent Registered Public Accounting Firm

2. Financial Statements

    a. Balance Sheet

    b. Profit and Loss Report

    c. Statement of Cash Flow

3. Equity Report

4. Net Capital Computation and Report

5. Notes to Financial Statements

6. Exemption Report

7. Report of Independent Registered Public Accounting Firm Certifying Exemption Report



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of FirstEurope, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of FirstEurope, LLC (the "Company") as of December 31, 2022, and the related statements of profit and loss, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FirstEurope, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FirstEurope, LLC's management. Our responsibility is to express an opinion on FirstEurope, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FirstEurope, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital, computation of basic net capital requirements and reconciliation with company's computation have been subjected to audit procedures performed in conjunction with the audit of FirstEurope, LLC's financial statements. The supplemental information is the responsibility of FirstEurope, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, computation of basic net capital requirements and reconciliation with company's computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

We have served as FirstEurope, LLC's auditor since 2020.
Kennett Square, Pennsylvania
February 22, 2023

400 Old Forge Lane   Phone: 610-713-8208
Suite 401   Fax: 610-807-0370
Kennett Square, PA 19348-1914   www.rwgroupllc.com

FirstEurope, LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (5152)	155,321.31
Total Bank Accounts	**$155,321.31**
Other Current Assets	
FINRA Flex-Funding (CRD)	450.00
Prepaid Expenses	18,508.79
Uncategorized Asset	0.00
Total Other Current Assets	**$18,958.79**
Total Current Assets	**$174,280.10**
Other Assets	
Accumulated Depreciation	-1,387.50
Other Long-term Assets	2,228.00
Total Other Assets	**$840.50**
TOTAL ASSETS	**$175,120.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AHM Chase INK	-2,442.48
R. DAVIS (5738)	2,817.77
Total Credit Cards	**$375.29**
Other Current Liabilities	
Deferred Revenue	9,255.08
Total Other Current Liabilities	**$9,255.08**
Total Current Liabilities	**$9,630.37**
Total Liabilities	**$9,630.37**
Equity	
Member Equity - Anthony	84,820.43
Member Capital Contribution - Anthony	8,000.00
Member Capital Contribution - Roberto	0.00
Member Draw - Anthony	-468,000.00
Member Draw - Roberto	-197,142.85
Member Equity - Roberto	35,396.75
Opening Balance Equity	0.00
Retained Earnings	0.00
Net Income	702,415.90
Total Equity	**$165,490.23**
TOTAL LIABILITIES AND EQUITY	**$175,120.60**

See accompanying Notes to Financial Statements

FirstEurope, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Other Income	9,889.92
Sales	989,948.00
Total Income	**$999,837.92**
GROSS PROFIT	**$999,837.92**
Expenses	
Advertising & Marketing	17,238.96
Bank Charges & Fees	44.50
Contractors	0.00
Depreciation	666.00
Guaranteed Payment - Roberto	257,142.86
Legal & Professional Services	14,567.84
Meals & Entertainment	548.38
Office Supplies & Software	2,927.61
Taxes & Licenses	4,328.00
Travel	-42.13
Total Expenses	**$297,422.02**
NET OPERATING INCOME	**$702,415.90**
NET INCOME	**$702,415.90**

See accompanying Notes to Financial Statements

FirstEurope, LLC

Statement of Cash Flows

January 1 2022 - December 31 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	702,415.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	-1,269.79
Uncategorized Asset	0.00
Accumulated Depreciation	666.00
AHM Chase INK	-815.55
R. DAVIS (5738)	1,057.44
Deferred Revenue	-634.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-996.82**
Net cash provided by operating activities	**$701,419.08**
FINANCING ACTIVITIES	
Member Draw - Anthony	-460,000.00
Member Draw - Roberto	-197,142.85
Net cash provided by financing activities	**$ -657,142.85**
NET CASH INCREASE FOR PERIOD	**$44,276.23**
Cash at beginning of period	111,045.08
CASH AT END OF PERIOD	**$155,321.31**

See accompanying Notes to Financial Statements

FirstEurope, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECENDER 31, 2022

MEMBERS EQUITY	Total
Balance at January 1, 2022	$120,217
Net Income/(Loss)	$702,416
Deductions	$657,143
Balance at December 31, 2022	$165.490

See accompanying Notes to Financial Statements

FirstEurope, LLC

AS OF DECEMBER 31, 2022

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members Equity	$ 165,490
Deductions and/or Charges Non-Allowable Assets.	-$840
Net Capital	**$164,650**

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	**$642.00**
Minimum Dollar Net Capital Requirement	**$5,000.00**
Net Capital Requirement	**$5,000.00**
Excess Net Capital	**$159,650.00**
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	**$158,650.00**
Percentage of Aggregate Indebtedness to Net Capital	**5.8%**
Percentage of Debt to Debt-Equity Computed In Accordance with Rule 15c3-1(d)	

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities	**$9,630**
Percentage of Aggregate Indebtedness to Net Capital	**5.8%**

SCHEDULE II

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2022.

See accompanying Notes to Financial Statements

Notes to Financial Statements

1. **Organization and Nature of Business**

FirstEurope, LLC ("Company") was formed on July 11, 2007 as a limited liability company under the laws of Virginia. The Company was approved as a Capital Acquisitions Broker ("CAB") with the Financial Industry Regulatory Authority ("FINRA") on December 8, 2020. The Company is wholly owned by Mr. Anthony H. Mannara and Mr. Robert Joseph Davis the only two members.

As a Capital Acquisitions Broker, a specialized subset of broker dealer, the Company is registered with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

FirstEurope, LLC will maintain the net capital requirements in accordance with FINRA's requirements perpetually as long as the Company maintains its status as a member of FINRA.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Basis of Accounting

These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual

results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

Revenue Recognition

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract. During 2022, the Company earned $999,837.92.

Other revenue consists of fees charged for access to the Company's data service resources. The agreement is for a twelve-month period and FirstEurope, LLC has determined that the performance obligation is satisfied over the period of the agreement.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

As a multi-member limited liability company, its income and expenses are included in the tax returns of all members. In addition, FirstEurope, LLC is a limited liability company and has elected to be taxed as a partnership.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2022, the Company had net capital of $164,650.00, which was $159,650.00 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 5.8%.

4. **Other Regulatory Requirements**

    The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. 240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

    Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

    The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Commitments and Contingencies**

    The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

7. **Subsequent Events**

    In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 1nd, 2023 the date the financial statements were available to be issued.

8. **Related Parties**

    Commissions were paid to the members of FirstEurope, LLC during the fiscal year of 2022. Commissions paid to the members were equal to $900,000.00

FirstEurope, LLC Exemption Report
January 1, 2022 – December 31, 2022

FirstEurope, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities Exchange Act of 1934 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company does not claim an exemption under paragraph (k) of the 17 C.F.R. §240 15c3-3, and

(2). The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to (1) effecting private placement securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving compensation for advising issuers on potential private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022, without exemption.

FirstEurope, LLC

I, Anthony H. Mannara swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

/s/

FirstEurope, LLC
By: Anthony H. Mannara

Anthony Mannara

President/CEO, 18 February 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of FirstEurope, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FirstEurope, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17A-5 because the Company limits its business activities exclusively to mergers and acquisitions and corporate finance advisory. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FirstEurope, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FirstEurope, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, CPA

Kennett Square, Pennsylvania
February 22, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com